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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER



                      Pursuant to Rule 13a-16 or 15-d-16 of

                       The Securities Exchange Act of 1934




                              FOR NOVEMBER 14, 2002




                               DRAXIS HEALTH INC.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)




                          6870 GOREWAY DRIVE, 2ND FLOOR

                          MISSISSAUGA, ONTARIO L4V 1P1

                                     CANADA

                         (ADDRESS OF PRINCIPAL OFFICES)




            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F



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                                   SIGNATURES




      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     DRAXIS HEALTH INC.




                                         By:      /s/ Douglas M. Parker
                                            ---------------------------
                                            General Counsel & Secretary



Dated: November 14, 2002


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